Activeworlds Corp.
                           40 Wall Street, 58th Floor
                               New York, NY 10005
                              Phone: (212) 509-1700
                               Fax: (212) 363-4231

--------------------------------------------------------------------------------

                               September 12, 2005


VIA EDGAR
Mr. Robert F. Telewicz, Jr.
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

                  Re:      Activeworlds Corp.
                           File No. 001-15819

Dear Mr. Telewicz:

         This letter is responding to the Staff's comment letter of August 18, 2005. We have filed another amendment to our Form 10-QSB and made the appropriate change to the footnote describing the prior error.

         The numbers below are keyed to the two comments in the Staff's comment letter:

         1. As the only certifying officer, I have reconsidered the adequacy of our disclosure controls and procedures. Our financial statements for the quarter ended March 31, 2005 contained an error which occurred as a result of human error on the part of at least four persons from three different entities, and involved a non-cash charge. Because we have no business operations, copies of our financial records are sent to an outside accounting firm which prepares our quarterly and annual financial statements. The error that occurred related to the 2005 first quarter financial statements which did not give effect to the issuance of warrants last year to our principal stockholder, which warrants were issued as consideration for a service agreement.

         In order to prevent errors such as this from occurring in the future, we have adopted a written procedure for recognizing accounting charges from the issuance of options, warrants and other derivative securities.

         2. Upon further review, and in order to comply with the disclosure requirements of APB 20 and APB 9, we have today filed another amendment to our Form 10-QSB for the quarter ended March 30, 2005 to include a better explanation of the correction of an error.

Mr. Robert F. Telewicz, Jr.
September 12, 2005
Page 2

         If you have any questions, please contact our counsel, Michael D. Harris, Esq. at 561-689-4441.

                                Sincerely yours,



                                                     Sean Deson
                                                     President


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